EXECUTED COPY

02045842

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR JULY 11, 2002

Telefónica Móviles, S.A.
(Exact name of Registrant as specified in its charter)

Telefónica Mobile, Inc.
(Translation of Registrant's name into English)

Goya, 24
28001 Madrid, Spain 3491-423-4004
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA MÓVILES, S.A.

TABLE OF CONTENTS

SIGNIFICANT EVENT

TELEFÓNICA MÓVILES, S.A.

Madrid, July 10, 2002

In compliance with article 82 of Law 24/1988, July 29, of the Securities Market Law and related provisions, and in order to make public a Significant Event, we hereby inform, due to the importance placed by the media on the registering of Telefónica Móviles financial statements in accordance with American generally accepted accounting principles (US GAAP) that;

1.- The SEC, in accordance with its rules and regulations requires that non US companies quoted on its markets submit their balance sheet and net income statement reconciled to US GAAP rules

2. Due to the differences between the Spanish General Accepted Accounting Principles and US GAAP, certain divergences frequently arise. These may affect items contained in the balance sheet as well as the net income statement, highlighting the increase in respect of year 1999 of 2,467 million euro of the higher value of the assets registered under US GAAP and, therefore of the shareholders equity, due to the acquisition of companies trough the issuance of new shares during years 2000 and 2001. In accordance with American Accounting Principles in force until year 2001, this higher value of the assets would imply higher losses in respect of Spanish Accounting Principles due to a higher annual depreciation of such assets, circumstance that would match in the future the value of the assets under both accounting principles; the changes in the American accounting rules from year 2002 applicable to such assets eliminate the abovementioned annual depreciation, recoding the provisions that may apply in each moment as a result of comparing the book value with the fair value.

3.- In our case, the difference between Spanish and US criteria lies principally in the following:

- In accordance with US rules, when a company that files its financial statements with the SEC has been incorporated as a result of a corporate restructure of its parent company, its consolidated financial statements filed will include the contributed companies that had been under the majority shareholders control (Telefónica, S.A. in our case) from the date that each investment was incorporated/acquired by Telefónica, S.A., regardless of the date in which the contribution effectively took place in favor of the newly created company due to mentioned reorganization, provided that the contribution was achieved during the period covered by the filing.

- In the case of Telefónica Móviles, S.A. its shareholder's equity in accordance with US GAAP (9,496 million euro) is significantly higher than the ones according to Spanish Accounting Principles (7.489 millions de euros), mainly due to the different accounting of the acquisitions paid by the issuance of new shares.

These capital increases, approved by the required General Shareholders Meetings, were accounted in Spain for an issuance value, lower than the quoted value at the time of the transaction. This meant accounting, in a prudent manner, the value of the investments as well as of the shareholder's equity that did not show any revaluation of the acquired companies from its book value, in accordance with Spanish accounting legislation.

Under US GAAP the capital increase must be registered accounting the issued shares and therefore its acquisitions cost, for its market value (quoted value) at time of the transaction and not for its issuance value as required by Spanish Accounting principles, which resulted in a higher goodwill than the one that arose in the elaboration of the Spanish financial statements.

At the end of each accounting period, both under Spanish and US GAAP, an analysis must be made of the recoverability of the value of the different company assets. This analysis has meant, under US GAAP, the recording in year 2001 of a provision upon the value of the goodwill with an impact in the results of 362 million euro, as a consequence of the higher value of the assets under US GAAP, described in paragraph number 2. This provision is not applicable in accordance with Spanish GAAP, as this goodwill did not arise at the time of the acquisition.

The difference between the net income under Spanish GAAP and its reconciliation to US GAAP lies principally in (i) the depreciation (impairment) under US GAAP upon the goodwill resulting from the acquisition of assets through the issuance of new shares and (ii) because of the accounting differences of the start up expenses, that under US GAAP must be included as expenses in the year incurred; such difference will be adjusted in a way that these start up expenses are depreciated under Spanish GAAP.

4. The Document which included the information required by the SEC under US GAAP, ("20-F") was sent to the CNMV on July 2 being also at the disposal of the shareholders and to the general public in Telefónica Moviles's internet web site since July 3rd, as well as in the CNMV web site since July 10.

Lastly, it is annexed an extract of the 20-F showing the above adjustments..

And in order for it to be registered for the relevant purposes, I submit the following information on the date and in the place mentioned above.

Antonio Hornedo Muguiro
Vicesecretary of the Board of Directors and
General Secretary
TELEFÓNICA MÓVILES, S.A.

Telefónica Móviles, S.A. and
Telefónica Group Companies Comprising
the Telefónica Móviles Group

Combined Balance Sheets as of December 31, 2000 and 2001 and the Related Combined Statements of Operations, Cash Flows and Changes in Shareholders' Equity for the Years Ended December 31, 1999, 2000 and 2001

The differences included in the Reconciliation Tables above are explained in the following paragraphs:

1) Accruals and deferrals

Different criteria are applied under Spanish and U.S. GAAP to accrue certain items and, accordingly, the related adjustments have to be made in the reconciliation of "Shareholders' equity" and "Net income" from Spanish to U.S. GAAP:

a. Capital increase expenses. In accordance with Spanish GAAP, expenses associated with equity issues are capitalized and amortized over five years. Under U.S. GAAP, capital increase expenses must be deducted from the proceeds of the new capital.

b. Start-up expenses. In accordance with Spanish GAAP, period expenses incurred during the start-up of a business which will contribute to the development of future revenues may be capitalized and are amortized over five years. Under U.S. GAAP, except for those costs that are directly related to and specifically identifiable with system construction or those, which are clearly related to any asset acquisition, all costs incurred during the start-up period should be expensed in accordance with issued Statements of Position (SOP) 98-5, Reporting on the Costs of Start-up Activities. This includes pre-operating costs such as organizational expenses, advertising fees and promotion, market research and administrative costs.

c. Reflagging expenses. As a result of increasing competition in wireless communications, the Telefónica Móviles Group has invested certain amounts in reflagging and remodeling the stores in its distributor network, in order to increase distributor loyalty and to assure that they continue to sell the Telefónica Móviles Group's products exclusively. Under Spanish GAAP, such expenses have been deferred for a period of three years, which is the term of the exclusive distribution agreement for Telefónica Móviles Group products entered into with these distributors, and have been included under the "Deferred charges" caption of the combined balance sheet as of December 31, 2000 and 2001. Under U.S. GAAP, reflagging expenses are expensed as incurred.

d. Capitalized Interests. In accordance with Spanish GAAP, interests incurred during periods exceeding 12 months in which assets were under construction may be capitalized. Under U.S, GAAP, interests incurred during periods in which qualifying assets, as defined by SFAS No. 34, Capitalization of Interest Costs, are under construction are capitalized and amortized over the expected life of the assets. This GAAP difference did not have a significant effect in the periods ended as of December 31, 1999 and 2000.

2) Research and development

In accordance with Spanish GAAP, research and development expenses are capitalized and amortized over a period not exceeding five years. Under U.S. GAAP, research and development expenses are expensed as incurred, in accordance with SFAS No. 2, Accounting for Research and Development Costs.

3) Corporate income tax

For U.S. GAAP purposes, the Group utilizes the liability method of accounting for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under the liability method, deferred taxes are determined based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets, including credits and loss carryfowards, when it is more likely than not that a tax benefit will not be realized.

Spanish GAAP procedures for recording income taxes differ from those under U.S. GAAP with regard to the period in which certain prepaid and deferred taxes must be recorded and with respect to the required disclosures. In this connection, the differences affecting the Telefónica Móviles Group are as follows:

a. Under Spanish GAAP, deductible temporary differences that are expected to reverse in more than ten years from the balance sheet date are not recorded as deferred tax assets. U.S. GAAP requires deferred taxes to be provided for all differences between financial reporting and tax bases of assets and liabilities.

b. Under Spanish GAAP, tax credit carryforwards are not recognized until they are utilized, as opposed to when they are more likely than not to be realized under U.S. GAAP.

c. Under Spanish GAAP, for investment tax credits generated subsequent to January 1, 1996, the reduction in income taxes for financial reporting purposes is reflected over the life of the related fixed asset. The amortization begins in the year the investment tax credit is realized on the tax return. Under U.S. GAAP, the Telefónica Móviles Group continues to record investment tax credits in the year generated, subject to a valuation allowance, if necessary.

d. According to Spanish accounting policies, the Group companies have not provided tax liabilities in their accounts for reserves pending distribution either by the subsidiaries or by the equity method investees. For the purpose of U.S. GAAP, the Group has not recorded a deferred tax liability for such potential tax obligation where such reserves are the subject of distribution, as, in most cases, it will be entitled to a double tax deduction for the dividends it receives (or the parts of the capital gain obtained in the sale in respect of reserves accumulated during the period of ownership of the shareholdings), so that the Group believes that any future tax it may bear on reserves pending distribution would not be in a significant amount.

An analysis of the investment tax credits generated and the amounts recognized in income at December 31, 2000 and 2001 under U.S. GAAP is presented below:

	Thousands of Euros			
	Tax asset increase (decrease)	Valuation allowance (increase) decrease	Deferred tax (increase) decrease	Net income (increase) decrease
Balance at December 31, 1999	**18**	**(4)**	**47,919**	**910**
Credits arising in 2000	20,308	-	-	(20,308)
Credit taken from preceding years	-	-	(12,309)	12,309
Tax credit carry forwards	-	-	-	-
Increase of valuation allowance	-	-	-	-
Balance at December 31, 2000	**20,326**	**(4)**	**35,610**	**(7,999)**
Credits arising in 2001	100,963	-	-	(100,963)
Credit taken from preceding years	-	-	(10,740)	10,740
Tax credit carry forwards	-	-	-	-
Increase of valuation allowance	-	-	-	-
Balance at December 31, 2001	**121,289**	**(4)**	**24,870**	**(90,223)**

4) Recognition of revenues and expenses

Under Spanish GAAP, revenues and expenses are recognized on an accrual basis, i.e., when the goods and services are actually provided, regardless of when the resulting monetary or financial flow occurs. The Group accounts for its revenues and expenses following the below mentioned criteria.

Net Revenues from Operations-

Under Spanish GAAP, the Group categorizes the revenue sources in the statements of operations as follows:

a. Wireless communication services: (a) monthly fee for use of wireless network; (b) interconnection fees and (c) initial connection fees.

b. Sales of handsets and accessories: revenues from (a) sales of handsets as part of contracts and (b) sales of accessories.

c. Other services: revenues from other wireless communication services, such as (a) paging, (b) radiotelephony and (c) rent of network infrastructure.

The Group recognizes revenues from the following sources:

Contracts with customers-

The Group enters into contracts with customers to provide a variety of wireless communication services. The minimum contractual period is generally one year for substantially all of the Group's wireless contracts. Under these contracts, the customer generally is charged the following fees:

a. A nominal fee for the initial connection of the wireless service and a nominal charge for the handset. This charge is often less than the cost of the handset itself.

b. A monthly fee for use of the Group's wireless networks.

c. Call fees consisting of an initial fee for establishing the call plus fees based on airtime used by the caller, destination of the call and service.

d. On occasion, an additional monthly fee or fee based on usage of airtime for added value services, such as short messages services and data services.

The Group recognizes revenues related to the monthly network fees in the month that the wireless service is provided to the customer.

The Group recognizes interconnection fees arising from wireless to fixed calls and fees from other services utilized by the customers in the period in which the related calls are completed.

The Group charges roaming per-minute fees to other wireless companies for the use of its network by their customers.

Group companies recognize initial connection fees, when charged, upon initial signing of the contract with customers. However, the amount of such fees has been de minimis during all periods presented.

The Group recognizes revenues from the sale of the handset upon the initial signing of the contract.

Pre-paid phone cards-

The Group also sells to customers pre-paid phone cards, separately or bundled together with a handset. These cards allow customers to make a predetermined allotment of wireless phone calls and/or take advantage of other services offered by the Group, such as short messages and sending or receiving faxes.

At the time that the pre-paid phone card is purchased, the Group records the receipt of cash as deferred revenues. Group companies recognize revenues from the phone cards in the period that time (measured as subscribed airtime minutes applying the respective prices) under the phone cards is used by purchasers of the card. Unused time on sold phone cards is not recognized as revenues until the time is used or the card expires.

Sales of handsets and accessories-

Group companies sell handsets and accessories, such as phone cases. Revenues from these sales are recognized at the time that the customer purchases the item.

The Group also records provisions for estimated returns and allowances as a direct reduction of sales at the time the related sales are recorded.

Expenses-

Under Spanish GAAP, the primary expenses incurred by the Group in relation to the provision of wireless communication services relate to interconnection costs, costs of handsets and other accessories sold, commissions payable to agents for obtaining wireless customers on behalf of the Group and marketing, depreciation and maintenance of the network and leases of circuits.

Calls made by the Group's customers from areas outside of Telefónica Móviles, S.A.'s territories are subject to roaming fees charged by the wireless provider in those territories. These roaming charges are recorded as revenues on a gross basis, with the related roaming charges being recorded as an operating expense, as the Telefónica Móviles Group acts as the principal in the transaction with the customer and bears the risk of non-collection from the customer.

The costs of the handset, whether sold to customers through the distribution channel as part of the contract or provided to customers purchasing pre-paid phone cards are expensed as "Services and goods purchased" at the time that the phone is issued to the customer.

Commissions paid to agents related to new subscriptions are also expensed in the period that the related customer initiates wireless communication services with a Group company.

Revenues and expenses under U.S. GAAP-

Under Spanish GAAP, revenues and expenses are recognized on an accrual basis, i.e., when the goods and services are actually provided, regardless of when the resulting monetary or financial flow occurs. Connection fees and monthly fees are recorded upfront since they are nonrefundable.

Since SAB 101 became effective (January, 2000), under US GAAP, the Company has deferred revenues from obtaining new customers over the expected period that the customer will use the services as it has historical experience indicating that customers generally extend their contracts beyond one year.

Under US GAAP the Company also defers and amortizes the related cost associated with obtaining new customers over the same period as the related revenues are being recognized. The Company believes that this is the only accounting difference with Spanish GAAP.

Where the costs incurred exceed the deferred revenues the excess costs are deferred and amortized over the minimum contract period. The Company has concluded that it is probable, based on historical experience, that the revenues less any direct costs, or net margin, from the total telecommunications services arrangement during the minimum contract term will exceed the costs deferred.

The minimum contract period is the period in which the customer must use the wireless communications services provided by the Company. This period is generally for a period lasting one year in duration. If the customer decides to terminate its agreement during this minimum contractual period, the customer will be obligated to immediately remit any remaining amounts due under the contract to us. Moreover, any amounts paid by customers in advance for services to be provided would not be refunded to customers.

The Company has determined the expected life of the subscriber relationship based on its past statistical history as an operator providing wireless services, looking in particular to metrics such as churn rate. The Company has also considered factors such as the future projected churn rate of subscribers when determining its estimates of average subscriber life.

5) Changes in accounting principles

As indicated in note 20.4, in January 2000, the company made a change in accounting principles related to revenue and expense recognition. This change was made to conform to the rules established under the SAB 101.

In addition, and as indicated in note 20.9, Telefónica Móviles, S.A. has adopted effective on January 1, 2001 the SFAS N° 133, which suppose a change in accounting principles related with derivatives instruments and hedging activities.

The earnings per share (basic and diluted) computed on the change in the accounting principles are as follows:

	12/31/00	12/31/01
Basic:		
Earnings per share before cumulative change in accounting principles	0.17	0.08
Cumulative effect of a change in accounting principle, net of tax and minority interests	132,337	9,009
Earnings per share	0.03	0.00
Earnings per share after cumulative change in accounting principles	0.20	0.08
Weighted average number of common shares used in calculation	3,560,966,298	4,141,432,815
Diluted:		
Effect of cumulative change in accounting principle, net of tax and minority interests	132,337	9,009
Earnings per share before cumulative change in accounting principles	0.17	0.08
Earnings per share	0.03	0.00
Earnings per share after cumulative change in accounting principles	0.20	0.08
Weighted average number of common shares used in calculation	3,560,966,298	4,146,250,812

The Group has recorded to the U.S. GAAP income the cumulative effect as of January 1, 2000 and 2001 of the change in these accounting principles.

6) *Business combinations, goodwill and impairments*

Goodwill and Impairments

- Spanish GAAP allow some temporary provisions to be accounted as impairment for goodwill. Additionally, under Spanish GAAP, the impairment of goodwill is always measured by the comparison of its fair value and recorded amounts. Under U.S. GAAP long-lived assets and intangible assets and their associated goodwill (in case they were acquired in a business combination) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is tested by a comparison of the carrying amount of the assets and their associated goodwill to the future undiscounted net cash flows expected to be generated by them. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of these assets exceeds their fair value (calculated by discounting the expected net cash-flows). Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell.

  According to APB 17, Intangible Assets, any goodwill which is not identified with assets that are subject to an impairment loss, should be tested for recoverability at the enterprise level by a comparison with its fair value according to discounted cash flows. Any carrying amounts that exceed its fair value should be immediately written off. Provisions under Spanish GAAP considered temporary or which did not qualify as goodwill impairment under U.S. GAAP were reverted and any other impairment according to U.S. GAAP requirements were recorded.

  In December, 2001, a goodwill impairment analysis was performed on the Company's recorded goodwill. From this analysis, the Company determined that the goodwill related to Tele Sudeste Celular Participaçoes, S.A. was impaired, and thus reduced the goodwill by approximately Euros 362 million.

Acquisitions

- On July 6, 2000, Telefónica, S.A. issued 90,517,917 new shares of €1 par value each and additional paid-in capital of €2.995 per share, in exchange for shares of Tele Sudeste Celular Participações, S.A., held by public shareholders of this company. As result of this transaction, the Telefónica Group acquired an additional 68.41% interest in Tele Sudeste Celular Participações, S.A. The accounts of this company have been reflected in the combined financial statements of Telefónica Móviles, S.A. from the date of acquisition by the Telefónica Group of the initial interest in this company in July 1998.

  Under Spanish GAAP, negative goodwill of €38,831 thousand was recorded based on the difference between the stated value of the shares issued, as determined by Telefónica S.A.'s board of directors, and the fair value of the net assets acquired. Under U.S. GAAP, the goodwill resulting from this transaction would be based on the fair value of the shares issued. This difference results in additional goodwill of €1,774,603 thousand. Such additional goodwill resulted in additional amortization expense of €44,367 thousand as of December 31, 2000 and of €88,727 thousand as of December 31, 2001.

- In June 2001, Telefónica, S.A. acquired a 100% holding in Baja Celular Mexicana, S.A. de C.V., Celular de Telefonía, S.A. de C.V. and Telefonía Celular del Norte, S.A. de C.V. and a 90% holding in Movitel del Noroeste, S.A. de C.V. in exchange of 122,560,575 new Telefónica, S.A.'s ordinary shares of €1 par value each and additional paid-in capital of €4.5 per share, transferring these interests to Telefónica Móviles, S.A. through an exchange of shares on July 5, 2001. Under Spanish GAAP, goodwill of €371,251 thousand was recorded based on the difference between the stated value of the shares issued and the fair value of the net assets acquired. However, for U.S. GAAP purposes, the goodwill should be based on the fair value of the shares issued. This additional consideration would result in additional goodwill of €1,487,337 thousand, and in additional amortization expense of €37,185 thousand as of December 31, 2001.

  The following unaudited proforma information presents a summary of the effect in Telefónica Móviles' combined statements of operations as if the acquisition described above had occurred on January 1, 2001 and 2000.

	Thousands of Euros	
	Period ended December 31, 2000	**Period ended December 31, 2001**
Revenues	6,818,158	8,552,358
Net income	674,658	887,710
Basic EPS	0.19	0.21

  These unaudited proforma results have been prepared for comparative purposes only and include certain adjustments, such as amortization of goodwill and investees' results of operations for each entire period. They do not purport to be indicative of the results of operations that actually would have resulted had these operations occurred at January 1, 2001 and 2000, or future results of operations of the consolidated entities.

Translation Adjustment Related to Goodwill

Under U.S. GAAP, after a business combination accounted for by the purchase method, the amount allocated at the date of acquisition to the assets acquired and the liabilities assumed (including goodwill or an excess of acquired net assets over cost as those terms are used in APB Opinion No. 16, Business Combinations) should be translated at the current exchange rate, in conformity with the requirements of SFAS No. 52, Foreign Currency Translation. This translation effect is not recorded under Spanish GAAP, and thus an adjustment is required.

7) Pension plan of the Brazilian companies

The dependent companies Telerj Celular, S.A. and Telest Celular, S.A. and the associated companies Telebahia Celular, S.A. and Telergipe Celular, S.A. had various commitments with its employees as pension plans and medical and life insurance. In 2000 these companies, like the other companies composing the former Brazilian telecommunications system, Telebrás, carried out a process of negotiation with their employees, which culminated in October 2000, to the transformation of the former Pension Plan into a new defined-contribution Pension Plan, and the cancellation of the Life Insurance Plan. Substantially all the employees availed themselves in the new plan. As a result of this change, since a provision had been recorded in prior years to cover the actuarial liabilities accrued through that date, under Spanish GAAP management of the Group calculated the new liability to be recorded for the benefits payable to its employees and reclassified the resulting over-provision to the "Deferred Revenues – Other deferred revenues" caption. Also under Spanish GAAP, Telefónica Móviles, S.A. decided to defer the effect on the income statement of the over-provision recorded in prior years systematically over the remaining service life of the employees covered by the new plan. Under U.S. GAAP and according to SFAS No. 88, Employers' Accounting and Settlements and Curtailments of Defined Benefit Pension Plans and for the Termination Benefits, this over-provision should be recognized as income in the period in which it is generated.

During 2001 the initial assumptions estimated to calculate the provision for the Pension Plan awarded to a group of employees had changed from those preliminary accounted for. According to the new assumptions, Telefónica Móviles has decided to recognize this fact under Spanish GAAP and consequently there is no effect on 2001 shareholders' equity.

8) Contingencies

In January 2001 there was an earthquake in El Salvador, city where Telefónica Móviles' subsidiary TES Holding, S.A. de C.V. is located. This subsidiary has an insurance policy covering its property, plant and equipment against this kind of risk. However, the Group decided to record a provision in 2000 to cover the losses that might arise in the future from this disaster and which are not covered by the insurance policy (Note 4k). Under U.S. GAAP, this issue should be recognized only in 2001.

As of December 31, 2001, under Spanish GAAP this provision had been used for the purpose for which it was recorded. Nevertheless, the reversal of this provision should not be recognized under U.S. GAAP, as the original provision was not recorded in 2000.

9) Derivative instruments and hedging activities

Under U.S. GAAP, Telefónica Móviles, S.A. has adopted, effective January 1, 2001, Statement of Financial Accounting Standard No. 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (embedded derivatives) and for hedging activities. SFAS No. 133 requires that all derivatives, whether designated in hedging relationships or not, be recorded on the balance sheet at fair value. The difference between a derivative's previous carrying amount and its fair value shall be reported as a transition adjustment in net income or other comprehensive income, as appropriate, as the effect of a change in accounting principle. The accounting for changes in fair value of a derivative instrument depends on its intended use and the resulting designation.

If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income ("OCI") and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. The gain or loss on a hedging derivative instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation shall be reported in the same manner as a translation adjustment to the extent it is effective as a hedge. The ineffective portion of net investment hedges shall be reported in earnings.

Upon adoption of SFAS No. 133 on January 1, 2001, Telefónica Móviles designated all its hedging relationships anew. The adoption resulted in an after-tax increase (reduction) to income of € 9 million and an after-tax increase (reduction) to OCI of €4 million. All the amounts classified as OCI referred related to the effective portion of cash flow hedges, the total of which has partially been reclassified into earnings during 2001.

	Thousands of Euros, except per share amounts
	2000
Historical U.S. GAAP amounts	
Net income for the year ended December 31,	727,483
Net income per share	0.20
Pro Forma U.S. GAAP amounts	
Net income for the year ended December 31,	736,492
Net income per share	0.21

Fair Value Hedges

Part of the debt of Telefónica Móviles, S.A.'s affiliate, Telefónica Móviles España, had been granted with a multi-currency credit line by Telefonía y Finanzas, S.A. (Telfisa), a Telefónica Group company, in U.S. Dollars, and uses currency swap exchange contracts to hedge against the effect that fluctuation in exchange rates may have on the future payments associated with this credit line.

Under Spanish GAAP those derivatives designated as fair value hedges are not recorded at fair value and the respective hedged item is recorded taking into consideration the characteristics of the hedging instrument. Under U.S. GAAP all derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. Additionally, those hedging relationships that are designated as fair value hedges under U.S. GAAP have their respective hedge items recorded at fair value and all hedging ineffectiveness are included in earnings. The hedge instruments used by Telefónica Móviles, S.A. did not result in any ineffectiveness since the "short cut" method was always applied.

Net Investment Hedges

Telefónica Móviles' policy is to attempt to finance its activities in the same currencies as those used for its foreign investments or in a currency that matches the functional currency of the investee's country, in order to hedge foreign currency exposure of net investments in foreign operations. This policy is implemented through by financing in the related currency or in a currency that matches the functional currency of the investee's country, thereby reducing the exchange risk.

For the year ended December 31, 2001, approximately €872 thousand of net losses related to non-derivative instruments used as net investment hedges were included as a cumulative translation adjustment in the statement of comprehensive income as required by SFAS 52. These net losses principally offset the net gains recorded on the respective net investments in foreign currencies being hedged. The hedge instruments used by Telefónica Móviles resulted in any amount of ineffectiveness.

Under Spanish GAAP there are more instruments that qualify as net investment hedges but not under the requirements of SFAS 133 basically because of differences related to consideration of effectiveness. As a result of this difference Telefónica Móviles has reclassified from cumulative translation adjustment a net loss of €7,350 thousand.

The breakdown of the hedging instruments, their recorded amounts and the amount accounted under cumulative translation adjustment are as follows:

Hedging instruments	Thousands of Euros	
	December 31, 2001	
	Recorded amount	Impact in cumulative translation adjustments
Loans	44,056	(872)
Total	**44,056**	**(872)**

Cash Flow Hedges

As part of its overall risk management strategy, Telefónica Móviles, S.A. uses derivatives to convert its variable-rate notes into fixed-rate debt. Most of these derivatives, considered effective according to SFAS No. 133, are designated as cash flow hedges to manage the cash flow exposure due to interest rate fluctuations.

As of December 31, 2001, Telefónica Móviles, S.A. has recognized €1,581 thousand of deferred gain in other comprehensive income for the effective portion of hedges of future cash flows. Derivative gains and losses included in other comprehensive income are reclassified into earnings concurrently with the recognition in earnings of the cash flow item being hedged.

Under Spanish GAAP those derivatives derivatives designated as cash flow hedges of forecasted transactions are carried at lower of the cost or market value.

Under U.S. GAAP all derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. Additionally, those hedging relationships which are designated as cash flow hedges under U.S. GAAP have their respective effective portion of the gain or loss recorded in other comprehensive income until it is necessary to be adjusted against net income in order to offset the respective change in expected future cash flows on the hedged transaction. All of the ineffective portion and excluded component of the derivative instruments is included in earnings.

Telefónica Móviles estimates that a insignificant amount of the net derivative gains included in OCI as of December 31, 2001 will be reclassified into earnings within the next twelve months. The maximum time over which Telefónica Móviles is hedging exposure to variability of cash flows is 7 years.

Other Derivative Contracts

Telefónica Móviles, S.A. holds various interest rate and foreign exchange derivative instruments, which were not formally designated under SFAS 133 for the application of hedge accounting.

Under Spanish GAAP these derivatives are recorded at lower of cost or market value. Under U.S. GAAP all derivatives not designated as certain hedges are recorded on the balance sheet at fair value being recorded as a component of income from continuing operations during the period that such contracts remain outstanding. The impact of this GAAP difference in net income as of December 31, 2001 was €16,138 thousand.

Derivative instruments are reported on a net-by-counterparty basis on the combined balance sheet where management believes a legal right of setoff exists under an enforceable netting agreement. The fair value of derivative instruments is set forth below:

	Thousands of Euros	
	December 31, 2001	
	Assets	**Liabilities**
Currency forward operations	30,320	7,489
Interest rate Swap operations	153	-
Foreign currency Swap contracts	43,904	577
Options	31,163	-

10) U.S. GAAP adjustments related to companies consolidated by the equity method

It reflects the U.S. GAAP adjustments made in the companies consolidated by the equity method. All the adjustments made in these companies have the same nature as the adjustments described above. The main adjustments refer to "Recognition of Revenues and Expenses" (Note 20.4) and to "Start-up expenses" (Note 20.1.b) in the companies Médi Telecom, S.A., Ipse 2000, S.p.A. and Mobipay International, S.A.

11) Restatement of Prior-Period Financials

As described in the note 2 of the notes to the Combined Financial Statements, under Spanish GAAP, the Combined Financial Statements show the holdings that were historically owned or acquired by the Telefónica Group and that were legally transferred to the Telefónica Móviles Group during 2000 and 2001. In 2001, two additional subsidiaries of Telefónica Group were acquired as described below:

- In November, 2001, after the spin-off of Telefónica de Argentina, Telefónica Móviles, S.A. acquired a 97.93% interest in Telefónica Móviles Argentina, S.A., which in turn owns all the shares of Telefónica Comunicaciones Personales, S.A.

- In June, 2001, after the spin-off of Telefónica del Perú, S.A.A., Telefónica Móviles, S.A. acquired a 97.05% interest in Telefónica Móviles Perú Holding, S.A.A., which in turn owns all the shares of Telefónica Móviles, S.A.C. An additional 0.92% interest was acquired on the Peruvian market and, accordingly Telefónica Móviles owns 97.97% of its subsidiary's capital stock.

Under Spanish GAAP those acquisitions are recorded similarly as whether they had been acquired from third parties, therefore no restatement of financial statements is allowed under Spanish GAAP. However, under U.S. GAAP, the combined financial statements should show the restatements in reorganizations of entities under common control for all the periods presented, as these companies were under the common control of Telefónica, S.A. This restatement note gives effect of the accounts of these companies as they were historically owned or acquired by the Telefónica Group and will be accounted as a reorganization of entities under common control, and reflect the contribution of the historical accounts of these companies to the Telefónica Móviles, S.A. combined financial statements.

The relating (restated) combined financial statements includes information derived from the audited statements of operations of Telefónica Móviles, S.A.C. and Telefónica Comunicaciones Personales, S.A. for the years ended December 31, 1999 and 2000, as these entities were under the control of the Telefónica Group in those dates.

Telefónica Comunicaciones Personales, S.A. for the period ended December 31, 1999 and until mid 2000, should be accounted by the equity method under U.S. GAAP, since the minority holders have significant participating rights in the operating decisions of these companies during the periods above mentioned.

The included financial statements of Telefónica Móviles, S.A.C. as of December 31, 1999 have been obtained trough a carve-out accounting for Telefónica del Perú, S.A.A. Until February 25, 1999, date of the legal constitution of Telefónica Móviles, S.A.C., all assets and liabilities of Telefónica del Perú, S.A.A. have been recorded in the combined financial statements for all periods based on the specific identification of rights and obligations associated with the wireless business operations of this company.

The tables bellow demonstrate the combined financial statements with the restatement effects of the consolidation of Telefónica Móviles, S.A.C. and Telefónica Comunicaciones Personales, S.A. as if they were part of Telefónica Móviles Group prior to January 1, 1999.

Abridged balance sheets	Thousands of Euros
	12/31/00
Start-up expenses	176,818
Intangible assets	13,786,160
Property, plan and equipment	5,074,989
Long-term financial investments	300,278
Goodwill	496,665
Deferred charges	35,616
Current assets	3,629,933
Total assets	**23,500,459**
Shareholders' equity.	6,125,397
Minority interests	2,428,338
Deferred revenues	60,149
Provisions for contingencies and expenses	43,705
Long-term liabilities	3,338,893
Short-term liabilities	11,503,977
Total liabilities and Shareholders' equity	**23,500,459**

Abridged statements of operations	Thousands of Euros	
	12/31/99	**12/31/00**
Net revenues from operations	5,220,352	7,029,937
Other revenues	100,978	145,991
Operating Expenses:	(4,230,947)	(5,796,102)
Operating Income	1,090,383	1,379,826
Amortization of Goodwill	(18,415)	(27,081)
Income (losses) of associated companies	(502)	(92,421)
Income (losses) from financial activities	(153,340)	(237,415)
Income (losses) from ordinary activities	918,126	1,022,909
Extraordinary income (expense)	(197,145)	(55,424)
Income (losses) before tax and minority interest	720,981	967,485
Corporate income tax	(223,348)	(335,070)
Minority interest	40,189	(20,367)
Net Income (losses) for the year	**537,822**	**612,048**

Therefore, we can summarize the restatement effects of the consolidation of Telefónica Móviles, S.A.C. *and* Telefónica Comunicaciones Personales, S.A. in the following table:

Effects of restatement	Thousands of Euros	
	12/31/99	**12/31/00**
Effect in Net income	(2,412)	(32,723)
Effect in Shareholders' equity	-	806,057

Following, we include the evolution of the interests owned by Telefónica Group in both affiliates, taking into account that both entities were participated by their holding companies, Telefónica del Perú, S.A.A. and Telefónica de Argentina, S.A. till the date of contribution to Telefónica Móviles.

	% of interest		
	12/31/99	12/31/00	12/31/01
Telefónica Móviles, S.A.C.			
Telefónica Group historical ownership	40.04%	93.15%	97.97%
Telefónica Comunicaciones Personales, S.A.			
Telefónica Group historical ownership	27.21%	97.93%	97.93%

12) Shares in Deposit at Finance Entities acting as Agents in Stock Option Plans

In the Spanish GAAP financial statements, the amount paid by the two finance entities, Banco Bilbao Vizcaya Argentaria (BBVA) and Caja de Ahorros y Pensiones de Barcelona (La Caixa), acting as agents in the Stock Option Plan for Telefónica Móviles, S.A.'s employees is recorded as a capital increase subscribed to by the afore-mentioned companies (Note 9.a). For U.S. GAAP reporting purposes, this amount is shown as a component of the long-term liabilities.

13) Change in Subsidiaries' Fiscal Year End

As explained in Note 2.d, during 2001, since Telefónica Móviles Group and its subsidiaries in Argentina had different fiscal year-ends, Telefónica Móviles, S.A. decided to change the fiscal year-end of those subsidiaries in order to match the Group's fiscal year end. Under Spanish GAAP, the impact of this change was recorded as extraordinary expenses (Note 14.d). For U.S. GAAP, the effects of this change for any periods in excess of 12 months were credited directly to retained earnings.

Additional Disclosures Required Under U.S. GAAP

1) Use of estimates in preparation of the combined financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from such estimates.

2) Consolidation method

Under Spanish GAAP, unlisted companies in which a holding of at least 20% (or 3% if listed) is owned, are carried by the equity method. On the other hand, investments in companies in which the Company owns less than 50% of the common voting stock must be consolidated when such companies are considered for Spanish GAAP purposes to be controlled by the Company. In general, under U.S. GAAP, companies in which a holding of between 20% and 50% is owned are carried by the equity method, unless there is evidence that significant influence is exercised over their management.

2000

Group 3G UMTS Holding GmbH and Ipse 2000, S.p.A. have been consolidated during 2000 under Spanish GAAP, because Telefónica Móviles, S.A. has access to a greater than 50% voting interest in these companies. However, under U.S. GAAP, Telefónica Móviles, S.A. would not be able to consolidate these companies, since the minority holders have significant participating rights in the operating decisions of these companies, including, for example, approval of any managing directors nominated by Telefónica Móviles, S.A. and their budget. Moreover, most actions of the companies require a 75% vote of the Advisory Board, of which Telefónica Móviles, S.A. has the ability to appoint only two of four directors in the case of Group 3G UMTS Holding GmbH and only six of ten directors in the case of Ipse 2000, S.p.A.

2001

Since October 1, 2001, Ipse 2000, S.p.A. has been carried by the equity method under Spanish GAAP, because since that date certain difficulties have been gradually disclosed which, in practice, have substantially affected management of Ipse 2000, S.p.A. by the Telefónica Móviles Group. Therefore, the difference in consolidation between Spanish and U.S. GAAP related to this affiliate is reflected only through September 30, 2001.

On November 8, 2001 Telefónica Móviles, S.A. signed a new Shareholder's agreement with Sonera where most actions of Group 3G UMTS Holding GmbH can be adopted by simple majority, except for certain transactions which are considered to be protective rights (Capital reductions, distribution of earnings or the Company's Clearance sale). As a result of this new agreement, Group 3G UMTS Holding GmbH has starting on November 8, 2001, been consolidated under U.S. GAAP. Therefore, the difference in consolidation between Spanish and U.S. GAAP related to this affiliate is reflected only through November 8, 2001.

The following summarizes the effect on the balance sheet at December 31, 2000, and on the statements of operations and cash flows for the years ended December 31, 2000 and 2001, of reversing the consolidation of these investments and accounting for them under the equity method under U.S. GAAP:

Condensed balance sheets	Thousands of Euros 12/31/00
Start-up expenses	(4,147)
Intangible assets	(11,923,100)
Property, plan and equipment	(2,218)
Investments in associated companies	2,142,500
Other financial investments	82,765
Current assets	3,609,306
	(6,094,894)
Minority interests	(2,075,709)
Long-term liabilities	(1,083,012)
Current liabilities	(2,936,173)
	(6,094,894)

Condensed statements of operations	Thousands of Euros	
	12/31/00	12/31/01
Net revenues from operations	3,889	23,489
Other revenues	(1,514)	(9,907)
Operating Expenses:		
Services and goods purchased	-	7
External services and local taxes	919	45,372
Personnel expenses	-	22,275
Depreciation and amortization	-	1,436
Other operating expenses	18	211
Operating Income	**3,312**	**82,883**
Income (losses) of associated companies	(764)	(175,555)
Financial expense	(101,150)	6,644
Financial income	99,065	200,651
Income (losses) from ordinary activities	**463**	**114,623**
Extraordinary income (expense)	-	333
Income (losses) before tax and minority interest	**463**	**114,956**
Corporate income tax	-	(96,849)
Minority interest	(463)	(18,107)
Net Income (losses) for the year	-	-

Condensed statements of cash flow	Thousands of Euros	
	12/31/00	12/31/01
Net cash provided by operating activities	(2,985,179)	(469,436)
Net cash used in investing activities	7,628,797	946,003
Net cash used in financing activities	(4,717,482)	(402,703)
Net change in cash and cash equivalents	(73,864)	73,864
Cash and cash equivalents at beginning of year	-	(73,864)
Cash and cash equivalents at year-end	**(73,864)**	**-**

3) Disclosure about fair value of financial instruments

SFAS No. 107, Disclosure about Fair Value of Financial Instruments, requires that the Group disclose the estimated fair value of its financial instruments at December 31, 2000 and 2001. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate such fair value:

a. Cash and short–term financial investments-

The fair value of these investments is estimated based on listed market prices for those or similar investments. The carrying value of these investments approximates fair value because of the short maturity of those instruments.

b. Long-term financial investments-

The fair value of certain investments is estimated based on listed market prices for those or similar investments. For investments for which there are no market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. In view of the limited volume of these investments, the cost of their valuation based on an estimate of future cash flows discounted at market interest rates for investments of this type would be disproportionate with respect to the additional information to be gained thereby, and the Group's management considers that the difference between the book value and the fair value is not material.

c. Current assets-

The carrying value for most of the current assets approximates fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

d. Short-term payables-

The carrying value for most of the short-term payables approximates fair value because of the relatively short period of time between the origination of the instruments and their expected settlement.

e. Payable to credit entities and Telefónica Group companies-

The fair value of long-term debts was estimated based on the discounted value of future cash flows expected to be paid, using discount rates that reflect the relative risks involved.

f. Off-balance sheet risks-Derivatives-

Swap agreements: the fair value is the estimated amount that the Company would receive or pay to terminate the swap agreements at the reporting date.

Where no comparison of book versus fair value is presented for a financial asset or liability line item in the schedule below, no significant difference in values is believed to exist.

	Thousands of Euros			
	Balance at 12/31/00		Balance at 12/31/01	
	Carrying value	Fair Value	Carrying value	Fair value
Liabilities:				
Short-term payables	10,421,728	10,366,090	10,761,870	10,829,118
Payable to banks and other financial institutions	558,683	577,404	396,878	404,090
Payable to Telefónica Group companies	1,348,779	1,440,237	1,872,922	1,995,162
Derivative financial instruments:				
Foreign currency swaps, options and forwards	(2,855)	36,962	108,254	135,689
Interest rate swaps	-	6,743	-	1,773

4) Comprehensive Income

SFAS No. 130 defines comprehensive income as a measure of all changes in equity of an enterprise during a period that result from transactions and other economic events of the period other than transactions with owners. Under Spanish GAAP, comprehensive income components are recorded as separate items in "Shareholders' equity".

The following represents the statement of comprehensive income prepared under U.S. GAAP:

	Thousands of Euros		
	Year ended		
Statement of Comprehensive Income	12/31/99	12/31/00	12/31/01
Net Income under U.S. GAAP	534,093	727,483	682,238
Other Comprehensive Income:			
Foreign currency translation adjustments	(134,918)	173,061	(955,726)
SFAS 133 adjustment	-	-	8,378
Comprehensive income	399,175	900,544	(265,110)

The following chart describes changes in accumulated "Other comprehensive income":

Other Comprehensive Income	Thousands of Euros **Foreign Currency Items**
Ending balance at December 1999	(120,499)
Period change	173,061
Ending balance at December 2000	52,562
Period change	(947,348)
Ending balance at December 2001	(894,786)

5) *Statements of cash flows*

Spanish GAAP does not require presentation of a statement of cash flows.

The following are combined statements of cash flows based on the financial statement amounts reported under Spanish GAAP:

	Thousands of Euros		
	12/31/99	**12/31/00**	**12/31/01**
Net income under Spanish GAAP:	**540,234**	**644,771**	**893,355**
Adjustments to reconcile net income to net cash Provided by operating activities:			
Depreciation and amortization	640,192	897,557	1,357,557
Provision for contingencies and expenses	97,785	(99,997)	(3,990)
Other provisions	40,742	47,059	140,949
Participation in results of associated companies	3,588	94,701	24,497
Loss on disposal of fixed assets	27,124	15,103	77,446
Gain on sale of fixed assets and financial investment Disposals	(1,809)	(6,599)	(1,328)
Write-down of concession/intangible assets	78,685	-	-
Results attributed to minority interests	(31,956)	20,518	(48,352)
Change in operating assets and liabilities, net of effects from purchase of new investments:			
Decrease (increase) in inventory	(91,750)	(36,121)	(43,802)
Decrease (increase) in accounts receivable	(327,078)	(351,536)	(562,205)
Decrease (increase)in prepayments	(109,072)	36,596	(181,001)
Increase (decrease) in accounts payable and accrued expenses	616,830	4,330,728	(446,932)
Increase (decrease) in interest payable	19,498	(41,368)	(14,250)
Increase (decrease) in income tax payable	(53,562)	43,014	140,541
Total adjustments	909,217	4,949,655	439,130
Net cash provided by (used in) operating activities	**1,449,451**	**5,594,426**	**1,332,485**
Cash flow from investing activities:			
Proceeds from sale of property, plant and equipment	8,871	29,523	72,449
Proceeds from financial investments, net of purchases	(61,525)	30,572	(178,156)
Proceeds from capital grants	-	(168)	(421)
Capital expenditures, net of minorities	(1,403,063)	(11,872,996)	(2,141,210)
Purchase of new investments, net of cash acquired	(839,228)	(53,664)	(1,457,214)
Payments for deferred charges	(42,816)	(190,901)	(333,507)
Net cash provided by (used in) investing activities	**(2,337,761)**	**(12,057,634)**	**(4,038,059)**
Cash flow from financing activities:			
Proceeds from capital increase	-	3,949,755	1,478,947
Reserves not contributed	-	202,278	-
Other	-	10,540	99,402
Proceeds from other loans, credit facilities and notes payable	1,033,501	3,148,432	841,267
Dividends paid and contributions from minority interest owners	(268,672)	(855,090)	(11,335)
Net cash provided by (used in) financing activities	**764,829**	**6,455,915**	**2,408,281**
Effects of exchange rate changes on cash	119,533	139,089	191,286
Net change in cash	(3,948)	131,796	(106,007)
Cash and cash equivalents at beginning of year	49,571	45,623	177,419
Cash and cash equivalents at end of year	**45,623**	**177,419**	**71,412**

6) *Earnings per share*

Spanish GAAP does not require the net earnings per share to be disclosed in the financial statements.

Earnings per share for U.S. GAAP purposes has been presented only for the years 2000 and 2001, since Telefónica Móviles, S.A. had no capital structure prior to February 14, 2000.

The weighted-average shares outstanding for diluted earnings per share is not greater than such shares used in the basic earnings per share calculation since there are no dilutive shares to be issued.

	12/31/00	12/31/01
Earnings per share (U.S. GAAP):		
Basic and diluted	0.20	0.08
Weight average number of shares used in calculation:		
Basic	3,560,966,298	4,141,432,815
Diluted	3,560,966,298	4,146,250,812

7) *Segment data*

The Group is organized and managed by geographic segments.

The Company views operating income or loss as the primary measure of segment profit (loss).

The accounting principles used in accounting for the segments are the same as those used in the combined financial statements. Transactions between segments were immaterial during 1999, 2000 and 2001.

Segment information for 1999, 2000, and 2001 was as follows:

	Thousands of Euros			
1999	Spain	Latin America	Consolidation adjustments and other (*)	Total
Capital expenditures	771,537	631,526	-	1,403,063
Property, plant and equipment (net)	2,029,912	1,310,639	-	3,340,551
Total assets	3,428,233	2,134,362	1,541,771	7,104,366
Net revenues from operations	3,738,938	1,274,615	2,176	5,015,729
Depreciation and amortization	449,936	155,939	15,902	621,777
Operating Income	903,556	155,144	(10,414)	1,048,286
Amortization of goodwill	288	1,509	16,618	18,415
Income (losses) of associated companies	-	(3,588)	-	(3,588)
Financial income (expense)	(44,703)	(125,414)	57,476	(112,641)
Extraordinary income (expense)	(26,613)	(79,634)	(88,745)	(194,992)
Income before tax and minority interests	831,952	(55,001)	(58,301)	718,650
Corporate income tax	269,410	(3,534)	(55,504)	210,372
Net income (loss)	562,541	(42,718)	20,411	540,234

2000	Thousands of Euros				
	Spain	Latin America	Europe and Mediterranean Basin	Consolidation Adjustments and other (*)	Total
Capital expenditures	1,028,059	540,534	12,043,519	8,060	13,620,172
Property, plant and equipment (net)	2,264,794	1,551,303	2,446	2,326	3,820,869
Total assets	4,760,082	2,526,601	12,409,951	1,563,990	21,260,624
Net revenues from operations	4,828,225	1,552,907	3,504	(7,387)	6,377,249
Depreciation and amortization	577,801	269,548	270	23,518	871,137
Operating Income	1,213,155	230,566	(16,985)	(46,349)	1,380,387
Amortization of goodwill	-	1,682	-	24,738	26,420
Income (losses) of associated companies	(28,428)	(721)	(65,552)	-	(94,701)
Financial income (expense)	(41,162)	(89,412)	(22,310)	(41,980)	(194,864)
Extraordinary income (expense)	1,286	(32,346)	(6,569)	(13,612)	(51,241)
Income before tax and minority interests	1,144,850	106,403	(111,416)	(126,676)	1,013,161
Corporate income tax	398,808	55,834	(32,358)	(74,412)	347,872
Net income (loss)	746,042	39,602	(78,594)	(62,279)	644,771

2001	Thousands of Euros				
	Spain	Latin America	Europe and Mediterranean Basin	Consolidation Adjustments and other (*)	Total
Capital expenditures	792,308	597,927	721,475	10,289	2,121,999
Property, plant and equipment (net)	2,335,881	2,833,046	72,350	3,137	5,244,414
Total assets	13,926,358	4,644,099	10,664,251	(4,320,622)	24,914,086
Net revenues from operations	5,815,440	2,685,983	8,931	(99,290)	8,411,064
Depreciation and amortization	654,803	537,047	11,149	55,160	1,258,159
Operating Income	2,148,204	146,815	(114,523)	(104,966)	2,075,530
Amortization of goodwill	5,187	12,993	-	35,622	53,802
Income (losses) of associated companies	(39,071)	(2,392)	(77,730)	-	(119,193)
Financial income (expense)	(136,616)	(579,713)	14,406	373,864	(328,059)
Extraordinary income (expense)	(461,926)	(108,056)	(264)	469,541	(100,705)
Income before tax and minority interests	1,544,474	(556,339)	47,828	437,808	1,473,771
Corporate income tax	536,019	113,338	(38,224)	17,635	628,768
Net income (loss)	969,613	(647,789)	(155,897)	727,428	893,355

(*) Include holding companies

8) *External services (Advertising)*

The Company advertises its branded services and products through national and regional media in the countries in which it operates. These advertising costs are expensed as incurred, and are charged against "Other operating expenses", except those related to reflagging expense, as described in Note 20.1.c. Advertising expenses for 1999, 2000 and 2001 amounted to €202,140 thousand, €270,714 thousand, and €344,680 thousand, respectively.

9) *Financial statement classifications*

In the Spanish GAAP financial statements, amortization of goodwill is shown separately in the consolidated statement of operations below operating income. For U.S. GAAP reporting purposes, amortization of goodwill is shown as a deduction before operating income. Also, goodwill arising from acquisition of equity method investees would be accounted for as part of the carrying amount of the investment under U.S. GAAP, rather than been shown as goodwill on the balance sheet under Spanish GAAP. This would increase the carrying amount of the equity investments and decrease goodwill respectively by €3,083 thousand, €4,497 thousand and €4,262 thousand (net of amortization) at December 31 1999, 2000 and 2001, respectively.

Spanish GAAP requires certain income and expenses, which are not ordinary income and expenses, to be classified as extraordinary income and expenses. Under U.S. GAAP, income and expenses must be both unusual in nature and infrequent in occurrence in order to be classified as extraordinary. Accordingly, no extraordinary income and expenses exist under U.S. GAAP for 1999, 2000 and 2001.

Internal expenditures capitalized consist of the internal direct labor and allocable portion of the indirect costs. Under Spanish GAAP internal capitalized expenses of in-house work of fixed assets are capitalized in "Other revenues" by €50,431 thousand, €66,063 thousand and € 128,599 thousand in 1999, 2000 and 2001, respectively. For U.S. GAAP purposes, the cost capitalized should be netted against the related cost.

Variation in finished goods inventories represents the net change in finished goods inventories during the period. This includes beginning finished goods inventory plus purchases less sales and obsolescence provisions. Under Spanish GAAP, the net changes in finished goods inventories are included in "Other revenues" by €24,161 thousand, €11,822 thousand and (€37,209) thousand in 1999 and 2000 and 2001, respectively. Under U.S. GAAP the net change in finished goods inventories is included in operating expenses.

10) Impairment of long-lived assets

Telefónica Móviles, S.A. evaluates the recoverability of the carrying amount of its long-lived assets, including its administrative concessions, when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.

In performing the review for recoverability of long-lived assets under Spanish GAAP and U.S. GAAP, Telefónica Móviles, S.A. estimates its future cash flows expected to result from each respective long-lived asset. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the long-lived assets, an impairment loss is recognized under U.S. GAAP. Otherwise, an impairment loss is not recognized under both GAAP. Measurement of an impairment loss is based on the fair value of the long-lived assets under Spanish GAAP (discounted cash flows). Since both discounted and undiscounted cash flows are higher than the carrying amount of the long-lived assets, no difference has arisen in 2000 and 2001 between Spanish and U.S. GAAP.

11) New accounting standards

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 replaces Accounting Principles Board Opinion No. 16 (APB 16), *Business Combinations*, and requires business combinations initiated after June 30, 2001, to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangible assets will be evaluated against this new criteria and may result in certain intangibles being subsumed into goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill. SFAS No. 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. Under a non-amortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations in the periods in which the recorded value of goodwill and certain intangibles exceeds its fair values. The provisions of SFAS No. 141 and SFAS No. 142, which apply to goodwill and intangible assets acquired prior to June 30, 2001, will be adopted by the Company on January 1, 2002. The Company is currently assessing the potential impact of theses standards on its financial position and results of operations. In addition, goodwill on prior business combinations will cease to be amortized for U.S. GAAP reporting purposes. Had the Company adopted SFAS No. 142 at January 1, 2001, the Company would not have recorded a goodwill amortization charge of Euro 54 million under U.S. GAAP.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Management estimates that the adoption of this Statement will not have a material effect on the financial position or results of operations of the Telefónica Móviles Group.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of. While it supersedes APB Opinion 30, Reporting the Results of operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, it retains the presentation of discontinued operations but broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. Under SFAS No. 144 there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there are ranges of cash flows that may be generated by the asset being tested for impairment. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale. The provisions of this statement will be effective for financial statements issued for fiscal years beginning after December 15, 2001. Management has not yet determined what effect, if any, the adoption of this pronouncement will have on the earnings or financial position of the Telefónica Móviles Group.

On April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This Statement rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishments of Debt, and an amendment of that Statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also rescinds SFAS No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of this Statement related to Statement 13 shall be effective for transactions occurring after May 15, 2002, with early application encouraged. All other provisions of this Statement shall be effective for financial statements issued on or after May 15, 2002, with early application encouraged. Management has not yet assessed what effect, if any, the application of this Statement will have on the financial position or results of operations of the Telefónica Móviles Group.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA MÓVILES, S.A.

By: /s/
Name: LUIS LADA
Title: CHAIRMAN & CEO

Date: July 11, 2002